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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Aldridge (515) 225-5949
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1302-1031482

Oath or Affirmation

I, Anthony Aldridge, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Anthony Aldridge
Accounting Vice President

Deloris Marshall 02/25/13
Notary Public Deloris Marshall


DELORIS MARSHALL
Notarial Seal - Iowa
Commission # 707285
My Commission Expires

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(under separate cover)*
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5


FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FBL Marketing Services, LLC

Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Financial Statements and Supplementary Information

FBL Marketing Services, LLC
Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

FBL Marketing Services, LLC

Financial Statement and
Supplementary Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
FBL Marketing Services, LLC

We have audited the accompanying statements of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBL Marketing Services, LLC at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the accompanying supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2013
Des Moines, Iowa

FBL Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2012	**2011**
Assets		
Cash and cash equivalents, at fair value:		
Cash	**$ 1,631,417**	$ 1,161,833
Blackrock Liquidity Funds T-Fund	–	1,261,300
	1,631,417	2,423,133
Accounts receivable	**327,310**	270,351
Due from Members	–	3,541
Due from Farm Bureau Life Insurance Company	**11,831**	13,847
Due from EquiTrust Life Insurance Company	**13,760**	16,526
Other assets	**591,255**	529,670
Total assets	**$2,575,573**	$3,257,068
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	**$ 270,725**	$ 674,334
Due to Members	–	3,541
Accounts payable and accrued expenses	**555,390**	541,943
Total liabilities	**826,115**	1,219,818
Members' equity:		
Series A member's equity	**1,722,012**	1,960,139
Series C member's equity	**27,446**	77,111
Total members' equity	**1,749,458**	2,037,250
Total liabilities and members' equity	**$ 2,575,573**	$ 3,257,068

See accompanying notes.

FBL Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2012	**2011**
Revenues:		
Administrative service fees	**$ 9,077,487**	$ 9,275,237
Distribution fees	–	184,432
Shareholder servicing fees	–	177,791
Registered representative fees	**162,635**	188,793
Other	**6**	7,184
Total revenues	**9,240,128**	9,833,437
Expenses:		
Regulatory fees and expenses	**248,747**	258,863
Salaries and related expenses	**2,234,358**	2,701,963
VUL commission and bonus expenses	**2,689,083**	3,069,055
VA commission and bonus expenses	**2,061,015**	2,403,308
Other operating expenses	**2,318,908**	3,021,609
Total expenses	**9,552,111**	11,454,798
Net loss	**$ (311,983)**	$(1,621,361)

See accompanying notes.

FBL Marketing Services, LLC

Statements of Change in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Total Members' Equity
Balance at January 1, 2011	$ 1,790,292	$ 51,775	$ 1,842,067
Capital contributions	1,800,000	16,544	1,816,544
Net income (loss) for 2011	(1,630,153)	8,792	(1,621,361)
Balance at December 31, 2011	1,960,139	77,111	2,037,250
Capital contributions	**–**	**24,191**	**24,191**
Net loss for 2012	**(238,127)**	**(73,856)**	**(311,983)**
Balance at December 31, 2012	**$ 1,722,012**	**$ 27,446**	**$ 1,749,458**

See accompanying notes.

FBL Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2012	**2011**
Operating activities		
Net loss	**$ (311,983)**	$(1,621,361)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**–**	17,664
Changes in operating assets and liabilities:		
Accounts receivable	**(56,959)**	12,347
Due from Farm Bureau Life Insurance Company	**2,016**	1,296
Due from EquiTrust Life Insurance Company	**2,766**	7,518
Other assets	**(61,585)**	(8,613)
Due to FBL Financial Group, Inc.	**(403,609)**	(94,482)
Due to FBL Investment Management Services, Inc.	**–**	(1,240)
Accounts payable and accrued expenses	**13,447**	(77,735)
Net cash used in operating activities	**(815,907)**	(1,764,606)
Financing activities		
Capital contributions	**24,191**	1,816,544
Net cash provided by financing activities	**24,191**	1,816,544
Increase (decrease) in cash and cash equivalents	**(791,716)**	51,938
Cash and cash equivalents at beginning of year	**2,423,133**	2,371,195
Cash and cash equivalents at end of year	**$ 1,631,417**	$ 2,423,133

See accompanying notes.

FBL Marketing Services, LLC

Notes to Financial Statements

December 31, 2012

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company), formerly known as EquiTrust Marketing Services, LLC, engages in sales of retail mutual funds from a variety of mutual fund companies as well as variable life and annuity products of an unrelated insurance company. The Company also engaged in the sale of shares of EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund, sponsored by Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., until the merger of these funds with Federated Investors, Inc. on July 18, 2011.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (the Members).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

1. Significant Accounting Policies (continued)

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition are in BlackRock Liquidity Money Market Funds T-Fund and stated at fair value, which agrees with cost. These investments are based upon daily quoted prices, and therefore are considered Level 1. In January 2012, the Company sold its investment in BlackRock Liquidity Funds.

Recognition of Income

Administrative service fees and other operating expenses generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

Distribution (12b-1) and shareholder servicing fees are recognized as such fees are earned. These fees were related to the EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund that were merged with Federated Investors, Inc. on July 18, 2011.

1. Significant Accounting Policies (continued)

Deferred Sales Costs

Certain costs directly related to the sale of EquiTrust Series Fund Class B shares were deferred and amortized over the period during which the related revenues were recognized. The Company amortized $13,499 during the year ended December 31, 2011. In addition, during 2011 the EquiTrust Series Fund Class B shares were converted to Class A shares in connection with a merger of the EquiTrust Series Fund with Federated Investors, Inc. As a result of this conversion, the Company no longer receives charges related to these shares. Therefore, the remaining balance of $4,165 was written off at the time of the conversion.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life in various defined benefit pension plans (the Plans), including a multiemployer plan. The multiemployer plan is considered qualified under Internal Revenue Service regulations, and covers substantially all our employees and the employees of the other participating companies who have attained age 21 and one year of service. An additional plan provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified limits imposed by federal law. Benefits of these plans are based on years of service and the employee's compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $225,887 and $243,647 for the years ended December 31, 2012 and 2011.

The Company participates with affiliates in a plan that provides postretirement benefits. The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $4,357 and $5,417 for the years ended December 31, 2012 and 2011.

3. Retirement and Compensation Plans (continued)

The Company also participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan. In 2011 a Cash-Based Restricted Stock Unit Plan was introduced and beginning in 2012 stock options and awards were no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The non performance-related stock-based expense is recognized over the shorter of a five-year vesting schedule or the period ending when the employee becomes eligible for retirement using the straight-line method. The performance-related stock-based expense is recorded based on the number of shares expected to vest and is recognized over the required service period. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. Expenses related to these plans were $66,311 and $124,787 for the years ended December 31, 2012 and 2011.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had defined net capital of $805,302 which was $750,228 in excess of its required net capital of $55,074. The Company's net capital ratio was 1.03 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

5. Limited Liability Company Agreement (continued)

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company has entered into agreements with Farm Bureau Life and EquiTrust Life Insurance Company (EquiTrust Life) to sell variable universal life and variable annuity products. EquiTrust Life was an affiliate of the Company prior to December 30, 2011, when FBL Financial Group, Inc. sold EquiTrust Life. Upon the sale, EquiTrust Life ceded and continues to cede 100% of its variable product business to Farm Bureau Life. These agreements provide that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under these agreements, the Company continues to collect renewal commissions on these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. The Company receives a monthly overwrite commission from Farm Bureau Life equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to managers. During the year ended December 31, 2012, the Company received $3,654,208 (2011 – $4,211,839) under these agreements, of which $3,403,859 (2011 – $3,952,325) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation, owner of the majority of voting stock of FBL Financial Group, Inc. at December 31, 2012, and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $3,197,981 for the year ended December 31, 2012 and $4,383,140 for the year ended December 31, 2011.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred expenses under this contract totaling $16,802 for the year ended December 31, 2012 and $18,716 for the year ended December 31, 2011.

Supplementary Information

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2012

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,749,458
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			1,749,458
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			1,749,458
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 327,310		
2. Due from Members	–		
3 Due from Farm Bureau Life Insurance Company	11,831		
4. Due from EquiTrust Life Insurance Company	13,760		
5. Other assets	591,255	$ 944,156	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(944,156)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			805,302
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue concentration		–	
E. Other		–	
10. Net Capital			$ 805,302

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 55,074
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		55,074
14. Excess net capital (line 10 less 13)		750,228
15. Net capital less greater of 10% of line 19 or 120% of line 12		722,691

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		826,115
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		826,115
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		102.58%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

FBL Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2012

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________.	
D. (k)(3) – Exempted by order of the Commission	

FBL Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2012.

Ernst & Young LLP

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